INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(1)(D)(v)

May 1, 2022

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated May 1, 2022, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC ("VIL") and Voya Investors Trust ("VIT") (the "Agreement"), with respect to VY® T. Rowe Price International Stock Portfolio (the "Portfolio"), a series of VIT, in the amount of 0.04% per annum. By this letter, we agree to waive that fee for the period from May 1, 2022 through May 1, 2024.

This waiver (the "Waiver") is "outside" the Portfolio's expense limit arrangements under a separate expense limitation agreement (the "ELA"). This means that the Waiver does not reduce the Portfolio's net operating expense ratio before the ELA is applied. The waiver is deducted after the ELA is applied. However, with respect to any share class of the Portfolio that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

VIL acknowledges that any fees waived during the term of this letter shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage of
average daily net assets)
VY® T. Rowe Price International Stock Portfolio	0.04%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VIT.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO: Voya Investors Trust

(on behalf of the Portfolio)

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized